SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



August 20, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549



Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

SUPPL

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,



Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

RECEIVED
2007 AUG 24 A 2:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

August 20, 2007

# Investment in Memory Lines

On August 20, 2007, the management committee of Samsung Electronics authorized an investment in expanding and upgrading the existing Memory lines.

- Investment amount: KRW 748.5 billion
- Purpose: To meet the growing market demand and strengthen cost competitiveness by maximizing production capacity

END